EXHIBIT 99.1

Brookfield Business Partners to Acquire Control of Genworth Canada

BROOKFIELD, NEWS, Aug. 13, 2019 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") announced today an agreement (the “Purchase Agreement”) to acquire an aggregate of 48,944,645 common shares (the “Acquired Shares”) of Genworth MI Canada Inc. (“Genworth Canada” or “the business”) (TSX: MIC), representing an approximate 57% controlling interest in the business, from Genworth Financial, Inc. (NYSE: GNW) for approximately C$2.4 billion (US$1.8 billion) or C$48.86 per share. Immediately prior to entering into the Purchase Agreement, Brookfield Business Partners did not own any common shares in the capital of Genworth Canada (“Shares”).

Genworth Canada, through its subsidiary Genworth Financial Mortgage Insurance Company Canada, is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders, making homeownership more accessible to first-time homebuyers.

“We are very pleased to make this investment in Genworth Canada, a high-quality leader in the mortgage insurance sector,” said David Nowak, Managing Partner, Brookfield Business Partners.  “Genworth is an industry-leading business that generates strong, consistent earnings and operates in a sector with high barriers to entry. We look forward to partnering with management to support its ongoing success, drawing on our expertise in insurance and residential real estate.”

Investment highlights:

  Essential service provider to the housing market. Genworth Canada is a strong, high-performing business serving an important role in supporting the stability of Canada’s housing market. Financial institutions in Canada are required to purchase mortgage insurance when residential mortgage down payments represent less than 20% of the purchase price.

  Strong market share. Genworth Canada has established itself as Canada’s largest private sector residential mortgage insurer through a broad underwriting and distribution platform across the country that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators.

  High barriers to entry.  Genworth Canada operates in a highly regulated industry with strict capital adequacy requirements, creating natural barriers to entry. The business has established excellent and long-standing relationships with high quality lenders including leading Canadian banks, mortgage finance companies, and other regional lenders and credit unions.

  Long-term, stable earnings and strong cash flows.  Genworth Canada has a long-term track record of generating consistent earnings and attractive returns on capital.

  Resilient risk profile. Genworth Canada’s well-established, national footprint provides geographic market and customer diversity to the business. A strong regulatory framework combined with conservative risk management practices of lenders and insurers has contributed to a stable Canadian housing and mortgage sector with consistently low mortgage delinquency rates.

Funding

Brookfield Business Partners intends to fund approximately US$700 million of the purchase on closing and for certain of its institutional partners to co-invest alongside it for the balance.

Brookfield Business Partners has also agreed, between now and the closing of the transaction, to provide Genworth Financial, Inc. with a bridge loan of up to US$850 million that is intended to be repaid from proceeds of the sale of its interest in Genworth Canada.

The transaction, including the bridge loan, will be funded from existing liquidity.

Advisors

BFIN Securities LP, BMO Capital Markets, CIBC Capital Markets, RBC Capital Markets, and Scotiabank acted as financial advisors, and Torys LLP as legal advisors, to Brookfield Business Partners.

Closing

Closing of the transaction is subject to customary approvals, including the approval of the Minister of Finance (Canada), and is expected to occur in the second half of 2019.

The Acquired Shares are being acquired for investment purposes. Brookfield Business Partners may, from time to time, acquire additional Shares or securities convertible into Shares, dispose of such securities or continue to hold the securities of Genworth Canada.

Genworth Financial, Inc. has agreed in the Purchase Agreement to, upon closing of the transaction, cause the nominees of Genworth Financial, Inc. (other than the Chief Executive Officer of Genworth Canada) on the board of directors of each of Genworth Canada and its wholly owned subsidiaries to resign from such positions. Subject to the terms of the Purchase Agreement, the vacancies created by such resignations shall be filled with nominees of Brookfield Business Partners.

Brookfield Business Partners has relied on the private agreement exemption contained in section 4.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids in agreeing to acquire the Acquired Shares.

Given the short time frame available to complete this transaction, Brookfield Business Partners has no current intention to make an offer for the balance of the outstanding Shares. Brookfield Business Partners may in the future consider the appropriateness of such an offer after discussion with Genworth Canada’s shareholders and other stakeholders.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with more than US$385 billion of assets under management. For more information, please visit our website at https://bbu.brookfield.com.

This news release is being issued pursuant to Part 3 of National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues.

A copy of the Early Warning Report in respect of this acquisition will be filed on the System for Electronic Document Analysis and Review under Genworth Canada’s profile. For additional information, please contact:

Media Claire Holland Brookfield Business Partners Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Alan Fleming Brookfield Business Partners Tel: +1 416 645 2736 Email: alan.fleming@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “may,” "generate," "intend," derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements. Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, the future performance, operation and cash flows of Genworth Canada, Brookfield Business Partners’ intentions to hold the Acquired Shares for the long term and potentially buy or sell Shares in the future, and the co-investment in this transaction by certain of Brookfield Business Partners’ institutional partners.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.